For Immediate Release
February 14, 2012
Manulife Financial announces Subordinated Debenture issue

TORONTO - The Manufacturers Life Insurance Company (“MLI”), the Canadian insurance company subsidiary of Manulife Financial Corporation, announced today that it intends to issue $500 million principal amount of 4.165% fixed/floating subordinated debentures due June 1, 2022 (the “Debentures”). MLI intends to file a prospectus supplement to its November 11, 2011 base shelf prospectus in respect of this issue.

"Our capital raising activity takes into account our expected refinancing requirements and recognizes that, while our capital position remains strong, there could be pressure on our common share price and bond spreads if our capital ratios decline. We see this action as prudent when faced with uncertain market and economic conditions," said Donald Guloien, President and CEO of Manulife.

The Debentures will bear interest at a fixed rate of 4.165% per cent for five years and thereafter at a rate of 2.45 per cent over the three month CDOR. The Debentures mature on June 1, 2022.

Subject to prior regulatory approval, MLI may redeem the Debentures, in whole or in part, on or after June 1, 2017 at a redemption price equal to par, together with accrued and unpaid interest to the date fixed for redemption. The Debentures will constitute subordinated indebtedness, ranking equally and rateably with all other subordinated indebtedness of MLI from time to time issued and outstanding.

The Debentures will be fully and unconditionally guaranteed on a subordinated basis by Manulife Financial Corporation, as to payment of principal, premium, if any, interest and redemption price, if any.

The offering is being done on a best efforts agency basis by a syndicate co-led by RBC Capital Markets and BMO Capital Markets and consisting of  CIBC World Markets, Scotia Capital, TD Securities, Bank of America Merrill Lynch, National Bank Financial, HSBC Securities (Canada), Desjardins Securities, Laurentian Bank Securities, Canaccord Capital and Manulife Securities. The offering is expected to close on February 17, 2012.

The net proceeds from the offering will be utilized for general corporate purposes.

The debentures have not been and will not be registered in the United States under the United States Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state of the United States and may not be offered, sold or delivered, directly or indirectly in the United States or to, or for the account or benefit of, a “U.S. person” (as defined in Regulation S under the Securities Act) absent registration or an applicable exemption from such registration requirements. This press release does not constitute an offer to sell or a solicitation to buy securities in the United States and any public offering of the securities in the United States must be made by means of a prospectus.

About Manulife Financial

Manulife Financial is a leading Canada-based financial services group with principal operations in Asia, Canada and the United States. In 2012, we celebrate 125 years of providing clients strong, reliable, trustworthy and forward-thinking solutions for their most significant financial decisions. Our international network of employees, agents and distribution partners offers financial protection and wealth management products and services to millions of clients. We also provide asset management services to institutional customers. Funds under management by Manulife Financial and its subsidiaries were C$500 billion (US$491 billion) as at December 31, 2011. The Company operates as Manulife Financial in Canada and Asia and primarily as John Hancock in the United States.

Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘945’ on the SEHK. Manulife Financial can be found on the Internet at manulife.com.

Media inquiries: Michael May 519 594-2660 michael_may@manulife.com	Investor Relations: Anthony G. Ostler 416 926-5471 anthony_ostler@manulife.com